SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: July 29, 2004

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2004 SECOND QUARTER RESULTS

     YOKNEAM, ISRAEL, July 29, 2004 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the second quarter ended June 30, 2004.

     For the three months ended June 30, 2004, LanOptics reported revenues of US$ 1,008,000 versus US$ 423,000 in the second quarter of 2003. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 1,969,000, versus US$ 2,865,000 in the second quarter of 2003. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the second quarter was US$ 2,173,000, a loss of US$ 0.23 per share, compared to net loss of US$ 3,023,000, or US$ 0.36 per share, for the same period last year.

     For the six months ended June 30, 2004, LanOptics reported revenues of US$ 1,622,000, compared with US$ 729,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the six months amounted to US$ 4,281,000, versus US$ 5,494,000 in the same period last year. Net loss for the six months was US$ 4,653,000, or US$ 0.50 per share, compared to year-earlier loss for the comparable period of US$ 5,596,000, or US$ 0.66 per share.

     "During the second quarter we continued to add new customers and started to fulfill volume orders from customers in production," said Dr. Meir Burstin, Chairman of the Board. "More of our customers are beginning production and placing volume orders with us. We now have close to 40 customers in total, with seven in production. During the quarter, our production customers won projects that resulted in significant NP-1c orders. We started to fulfill these orders in Q2 and will continue to fulfill them in the coming quarters. The pace of our order fulfillment is linked to the speed of deployment of these projects. In the longer term, the speed of our revenue ramp-up will continue to depend on market acceptance of our customer's products and the pace of recovery in the telecommunications and related markets. During the first half of 2004 the NP-1c, the only second generation 10-Gigabit network processor, has been achieving new design wins and ramping up volume while most other network processor vendors are still struggling to move their first generation 10-Gigabit products to production."

     As previously announced, effective the first quarter of 2004, Lanoptics's financial statements are being prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Since its inception, LanOptics's consolidated financial statements have been prepared in U.S. dollars in accordance with generally accepted accounting principles in Israel (Israeli
GAAP), which differ in certain material respects from U.S. GAAP. As previously disclosed by LanOptics in its financial statements and quarterly earnings releases, the principal consequence of the change from Israeli GAAP to U.S. GAAP relates to the accounting for Preferred Shares of LanOptics's EZchip Technologies subsidiary. Under Israeli GAAP, a subsidiary's losses are attributed to the different classes of the subsidiary's shares according to the ownership level, which is determined by liquidation preference. Under U.S. GAAP, the issuance of a subsidiary's Preferred Shares to a third party is accounted for as a separate component of minority interest, "Preferred Shares of Subsidiary," that does not participate in the losses of the subsidiary. As a result, under U.S. GAAP the reported net loss reflects all of the losses of our EZchip Technologies subsidiary, in which we hold 53%, without any minority participation. The cumulative effect of this change results in a deficiency in the consolidated shareholders' equity.

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------



     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.



     For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com



     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


                                 LanOptics Ltd.

                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)


                                          Three Months Ended June 30,   Six Months Ended June 30,

                                               2004          2003          2004          2003
                                            ----------    ----------    ----------    ----------
Revenues                                         1,008           423         1,622           729
Cost of Revenues                                   384           149           609           259
Amortization of Developed Technology                71            71           142           142
                                            ----------    ----------    ----------    ----------
Gross Profit                                       553           203           871           328

Research & Development                           1,647         2,028         3,355         3,816
Selling, General & Administration                  875         1,040         1,797         2,006
                                            ----------    ----------    ----------    ----------
Operating Loss                                  (1,969)       (2,865)       (4,281)       (5,494)

Financial Income (expenses), net                  (204)         (158)         (372)         (102)
                                            ----------    ----------    ----------    ----------
Net Loss                                        (2,173)       (3,023)       (4,653)       (5,596)
                                            ==========    ==========    ==========    ==========

Net Loss per Share                               (0.23)        (0.36)        (0.50)        (0.66)

Weighted Average Number of Shares Used in
Computing  net Losses per Share              9,250,535     8,467,535     9,250,535     8,466,504
                                            ----------    ----------    ----------    ----------


                                    - more -

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)


                                                 JUNE 30, DECEMBER 31,
                                                  2004       2003
                                                 -------    -------
                                               (Unaudited) (Audited)

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities    16,967     19,566
Trade Receivable                                     989        438
Other Receivables                                    543        349
Inventories                                          759        404
                                                 -------    -------
Total Current Assets                              19,258     20,757

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net        604        620
Severance Pay Fund                                 1,318      1,249
                                                 -------    -------
Total Long-Term Investments                        1,922      1,869

PROPERTY & EQUIPMENT, NET                            443        620

OTHER ASSETS, NET:
Technology, Net                                      892      1,034
Goodwill, Net                                      1,635      1,635
                                                 -------    -------
Total Other Assets                                 2,527      2,669
                                                 -------    -------
TOTAL ASSETS                                      24,150     25,915
                                                 =======    =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                       526        202
Other Payables and Accrued Expenses                2,180      2,566
                                                 -------    -------
Total Current Liabilities                          2,706      2,768

LONG TERM LIABILITIES:
Accrued Severance Pay                              1,590      1,536
Long-Term Debt                                     1,427      1,383
                                                 -------    -------
Total Long-Term Liabilities                        3,017      2,919

WARRANTS ISSUED BY A SUBSIDIARY                      176        176

PREFERRED SHARES IN A SUBSIDIARY                  35,374     32,422

SHAREHOLDERS' DEFICIENCY:
Share Capital                                         64         64
Additional Paid-in Capital                        39,516     39,516
Accumulated Other Comprehensive Income (loss)        (84)        16
Accumulated Deficit                              (56,619)   (51,966)
                                                 -------    -------
Total Shareholders' Deficiency                   (17,123)   (12,370)
                                                 -------    -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY    24,150     25,915
                                                 =======    =======


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